Mail Stop 3561

                                                April 6, 2006

Mr. William E. Shea
Chief Financial Officer
1-800-Flowers.Com, Inc.
One Old Country Road
Suite 500
Carle Place, NY 11514

      Re:	1-800-Flowers.Com, Inc.
      Form 10-K for the Fiscal Year Ended July 3, 2005
      Filed September 15, 2005
      File No. 0-26841

Dear Mr. Shea:

      We have reviewed your response letter dated March 31, 2006 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 31

General

1. We note your response to comment 2 in our letter dated February 27, 2006 and the additional disclosure contained in your Form 10-Q for the three months ended January 1, 2006. We also note that you provide descriptions of all material increases and decreases in revenue and operating expenses. However, in circumstances where you describe material events or transactions or significant changes that materially affect the amount of reported income from continuing operations you should indicate the extent to which income was so affected as required by Item 303(a)(3) of Regulation S-K. Please do so in future filings.


Consolidated Financial Statements

Note 1 - Description of Business, page F-6

2. We note your response to comment 4 in our letter dated February 27, 2006. You indicate that you operate in one segment because your chief operating decision maker only regularly reviews consolidated operating results. However, you also indicated that your chief operating decision maker reviews consolidated sales and gross margin by product category and by fulfillment method. In addition, we note that the executive officers disclosed on page 24 include the President of The Plow & Hearth, Inc. and the President of Specialty
Brands Division. Accordingly, it appears that you may be operating by product category. Please explain to us in detail how you determined that your segment reporting is consistent with the requirements of paragraphs 10 through 21 of SFAS 131. Provide us with an organizational chart showing all personnel involved in managing your organization at the executive and senior management levels, clearly indicating the name of the employee and the job function. Submit all reports, financial summaries, schedules, and information memoranda given to your chief operating decision maker and board of directors during the quarter ended January 1, 2006. We may have further comment after reviewing your response.

Inventories, page F-6

3. We note your response to comment 5 in our letter dated February 27, 2006. Please also tell us and disclose in future filings the nature of the costs capitalized in inventories.

Revenue Recognition, page F-8

4. We note your response to comment 7 in our letter dated February 27, 2006. Please tell us why you believe it is appropriate to recognize revenue on orders shipped via common carrier upon shipment.
In doing so, tell us your standard FOB shipping terms.

*	*	*	*	*

      Please respond to these comments within 10 business days or tell us when you will provide us a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.


      You may contact William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,



William Choi
Branch Chief

William E. Shea
1-800-Flowers.Com, Inc.
April 6, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE